SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 29, 2004

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated November 29, 2004 re: Partner Communications reports third quarter 2004 results, attaching full financial report.

PARTNER COMMUNICATIONS REPORTS THIRD QUARTER 2004 RESULTS

—	COMPANY POSTS CONTINUED STRONG GROWTH IN QUARTERLY REVENUES, EBITDA AND OPERATING PROFIT

—	67,000 Q3 2004 NET SUBSCRIBER ADDITIONS

—	INCOME BEFORE TAXES UP 16.1% FROM Q2 2004

—	3G NETWORK TO BE COMMERCIALLY LAUNCHED TOMORROW

Rosh Ha’ayin, Israel, November 29th, 2004 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the third quarter ended September 30th, 2004.

For the third quarter 2004, Partner reported net income of NIS 114.9 million (US$ 25.6 million) and income before taxes of NIS 231.9 million, compared to net income and income before taxes of NIS 168.6 million in the third quarter 2003.

Q3 2004 vs. Q3 2003 Comparison

	Q3 2004	Q3 2003	Change

Revenues (NIS millions)	1,348.4	1,196.3	12.7%
EBITDA (NIS millions)	413.8	392.8	5.3%
Operating Profit (NIS millions)	275.9	267.0	3.3%
Income before Taxes (NIS millions)	231.9	168.6	37.5%
Net Income (NIS millions) *	114.9	168.6	(31.8%)
Cash flow from operating activities net of investing activities (NIS millions)	269.5	228.7	17.8%
Subscribers (thousands)	2,269	2,032	11.7%
Estimated Market Share (%)	32	30	2%
Quarterly Churn Rate (%)	2.6	3.0	(0.4%)
Average Monthly Usage per Subscriber (in minutes)	291	286	1.7%
Average Monthly Revenue per Subscriber (NIS)	176.0	181.0	(2.8%)
Average Subscriber Acquisition Costs (NIS)	277.0	289.0	(4.2%)
* Q3 2003 did not include a provision for income taxes

Commenting on the third quarter results, Amikam Cohen, Partner’s CEO said: “The third quarter of 2004 was another excellent quarter for Partner. Our financial and operational performance this quarter was fueled by the superb quality of our network, our award-winning customer service and our innovative wire free solutions for the Israeli market. orange™ was named by Globes, Israel’s business daily, as the leading telecom brand in Israel for the second consecutive year and as the best provider of customer service for the third straight year by the Israeli Management Institute. Furthermore, we continued to grow our subscriber base and improve our financial performance this quarter. Our roll out of the 3G network also continued and we are now ready to provide an exciting portfolio of services and handsets, which will supply our 3G customers with a new and powerful user experience. We expect to continue our momentum and further enhance our network performance and quality of service to our customers when we commercially launch our 3G network tomorrow.

Financial Review

Partner’s Q3 2004 revenues totaled NIS 1,348.4 million (US$ 300.8 million), up 12.7% from NIS 1,196.3 million in Q3 2003 and 7.5% from NIS 1254.6 million in Q2 2004. Increased revenues as compared to the third quarter of last year were driven primarily by higher service revenues derived from a larger subscriber base and increased revenues from handset sales. As compared to Q2 2004, the increase was driven primarily by the seasonal growth in service revenues, and increased handset sales.

Data and content revenues for Q3 2004 were 6.4% of total revenues, compared to 6.2% of total revenues in Q3 2003 and 7.0% in Q2 2004.

Gross profit from service revenues in Q3 2004 increased by 5.9% to NIS 451.6 million (US$ 100.8 million), 37.5% of service revenues, as compared to NIS 426.4 million in Q3 2003, 38.6% of service revenues and NIS 428.7 million, 37.7% of service revenues in Q2 2004. The reduction in gross profit as a percentage of service revenues resulted primarily from lower tariffs driven by increased competition. Gross losses from equipment revenues increased by NIS 8.6 million compared to Q3 2003 and by NIS 10.0 million compared to Q2 2004. The increase in gross losses was driven by increased maintenance and charges for slower moving handset inventories derived primarily from the maintenance and support of a larger and fast changing variety of handsets.

Selling and marketing expenses decreased by 3.1% in Q3 2004, totaling NIS 80.7 million (US$ 18.0 million) versus NIS 83.3 million in Q3 2003. Compared to Q2 2004, selling and marketing expenses increased by 5.5% from NIS 76.5 million.

General and administrative expenses in Q3 2004 totaled NIS 47.1 million (US$ 10.5 million) compared to NIS 36.9 million in Q3 2003, an increase of 27.6%. Compared to Q2 2004, general and administrative expenses decreased by 2.9% from NIS 48.6 million. The increase in general and administrative expenses compared to Q3 2003 resulted primarily from a larger provision for doubtful accounts from receivables on handset sales.

Q3 2004 operating profit increased by 3.4% to NIS 275.9 million (US$ 61.6 million) from NIS 267.0 million in Q3 2003. Operating profit for Q3 2004 as a percentage of revenues decreased to 20.5% from 22.3% in Q3 2003. The Company recorded quarterly EBITDA of NIS 413.8 million compared to EBITDA in Q3 2003 of NIS 392.8 million, an increase of 5.3%. Q3 2004 EBITDA was 3.0% higher than Q2 2004 EBITDA of NIS 401.7 million. EBITDA for Q3 2004 as a percentage of revenues decreased to 30.7% from 32.8% in Q3 2003 and from 32.0% in Q2 2004.

Financial expenses in Q3 2004 were NIS 44.0 million (US$ 9.8 million), down 55.2% from NIS 98.4 million in Q3 2003. Financial expenses decreased 33.3% from NIS 66.0 million in Q2 2004. The decrease in financial expenses in Q3 2004 compared to Q3 2003 were driven primarily by lower debt levels, a stronger Shekel and a one time NIS 19.5 million reduction of financial expenses previously recorded by the Company with respect to amounts charged by Bezeq, and disputed by the Company. On August 9, 2004, Bezeq’s motion to appeal the decision, in favor of the Company, by the Ministry of Communication, was dismissed, which resulted in this reversal. During the quarter, the Company increased its hedging program to cover the foreign exchange exposure on its US$ 175 million 13% subordinated notes.

Q3 2004 income before taxes increased by 37.5% to NIS 231.9 million (US$ 51.7 million from NIS 168.6 million for Q3 2003, and 16.1% from NIS 199.8 million for Q2 2004.

In Q3 2004, the Company had net income of NIS 114.9 million (US$ 25.6 million), or NIS 0.62 (US$ 0.14) per ADS or per share, compared to NIS 168.6 million, or NIS 0.93 per share or per ADS for Q3 2003 and NIS 133.4 million, or NIS 0.72 per share or per ADS for Q2 2004. Net income for the third quarter of 2004 was lower than the third quarter of 2003 since the third quarter of 2003 did not include a provision for income taxes as the Company did not record income taxes until Q4 2003, when it recorded a deferred tax asset derived from its carry forward tax losses. Income taxes in Q3 2004 as a percentage of income before taxes increased compared to the previous quarters since the Company reduced its deferred tax asset by NIS 34.5 million, following the government’s decision from June 2004 to gradually reduce corporate tax rates from 36% in 2003, to 30% in 2007, effective January 2004.

Funding and Investing Review

In Q3 2004, the Company generated free cash flow for the tenth consecutive quarter, and further reduced its bank debt by NIS 264 million (US$ 58.9 million). Over the past ten quarters the Company has reduced its bank debt by NIS 1,330.4 million. Cash flow from operating activities net of investing activities totaled NIS 269.5 million (US$ 60.1 million) in Q3 2004, compared to NIS 228.7 million in Q3 2003 and NIS 140.4 million in Q2 2004.

Commenting on the Company’s current credit position, Mr. Alan Gelman, Partner Communication’s CFO said, “The Company is evaluating a number of alternatives to refinance its US$ 175 million 13% subordinated notes callable in August 2005.”

At September 30, 2004, the NIS equivalent of US$ 289 million was drawn under our bank facilities, leaving additional availability of US$ 274.

Net capital expenditures totaled NIS 170.7 million (US$ 38.1 million) in Q3 2004 representing 12.7% of revenues, up from NIS 65.1 million in Q3 2003, or 5.4% of revenues. This resulted mainly from the Company’s continued build-out of its 3G network. In comparison, net capital expenditures totaled NIS 156.2 million in Q2 2004 or 12.5% of revenues. Net Capital expenditures for the first nine months of 2004 were NIS 471.4 million including approximately NIS 261.4 million related primarily to the build-out for the Company’s third generation network.

We believe that funds from our operations, together with funds available under the bank facilities, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, including our plans to increase the capacity of our existing network and capital expenditures associated with our 3G network build-out, as well as obligations under our financing agreements and other material commitments. However, the actual amount and timing of our future requirements may differ materially from our estimates.

Operational Review

The Company added approximately 67,000 net active subscribers in Q3 2004 compared to approximately 83,000 in Q3 2003 and approximately 37,000 in Q2 2004. The decrease in net subscriber activations in Q3 2004 compared to Q3 2003 resulted primarily from slightly lower levels of activations in the post-paid private sector and lower levels of activations in the pre-paid sector, offset by higher levels of activations in the business sector. The lower level of net activations in the post-paid private sector is primarily a result of a more highly penetrated market. Net business sector activations accounted for approximately 39% of net activations in Q3 2004 compared to 18% of the Company’s active subscriber base as of September 30, 2004. Overall, the customer mix of the company has shifted, as the business sector has grown from 16% to 18% in the last three quarters. The Company’s active subscriber base as of September 30, 2004 totaled 2,269,000, representing an estimated market share of 32% versus 30% at the end of Q3 2003. The Company’s active subscriber base as of September 30, 2004 was comprised of 404,000 business subscribers (18.0% of the base), 1,172,000 post-paid private subscribers (51.5% of the base) and 693,000 prepaid subscribers (30.5% of the base).

The quarterly churn rate for Q3 2004 decreased to 2.6%, compared to 3.0% in Q3 2003 and 3.3% in Q2 2004. The decrease in churn resulted primarily from lower rotational churn due to a change in upgrading policies made earlier this year.

ARPU for the third quarter of 2004 was NIS 176 (US$ 39.3), compared to NIS 181 for Q3 2003 and NIS 171 for Q2 2004. Average MOU for the quarter was 291 minutes compared to 286 minutes per month for Q3 2003 and 283 minutes per month in Q2 2004.

The average cost of acquiring new subscribers (SAC) in Q3 2004 was NIS 277 (US$ 61.8), compared to NIS 289 in Q3 2003 and NIS 293 in Q2 2004.

Outlook and Guidance

Commenting on the Company’s outlook, Mr. Gelman said: “The Company is proceeding according to plan with the roll-out of its 3G network following its commercial launch tomorrow. As a result of the commercial launch, the Company will incur additional depreciation and amortization charges on its 3G network and license. In addition, there will be incremental operational, selling and marketing costs associated with the launch of these services.”

Mr. Gelman added that: “We will continue to build shareholder value by focusing on our core drivers – our robust network, our strong brand, and our focus on customer service. Going forward, we expect a stronger fourth quarter than Q4 2003 although it will be seasonally slower than Q3 2004.”

With respect to the regulatory changes announced by the Ministry of Communications on November 24, 2004, regarding a reduction in the rate of intercomnnect and SMS termination tariffs, as reported by the Company, Mr. Gelman said that Partner is determining the most appropriate course of action to take to address the impact of these changes. Measures Partner is considering might include, among others, price increases, cost cutting and repackaging of our product offerings. Depending on the success of these steps and other factors such as general market conditions, these regulatory changes may have a negative, material impact on profitability.

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s third-quarter results on Monday, November 29th, 2004, at 18:00 Israel local time (11AM Eastern time). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends on midnight of December 6th, 2004.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to 2.269 million subscribers in Israel. Partner subscribers can use roaming services in 149 destinations using 319 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,”“anticipate,” “expect,” “intend,” “seek,”“will,” “plan,” “could,” “may,”“project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:
—	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;
—	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;
—	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;
—	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;
—	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;
—	The availability and cost of capital and the consequences of increased leverage;
—	The risks and costs associated with the need to acquire additional spectrum for current and future services;
—	The risks associated with technological requirements, technology substitution and changes and other technological developments;
—	Fluctuations in exchange rates;
—	The results of litigation filed or to be filed against us; and
—	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;
—	As well as the risk factors specified under the heading “Risk Factors” in our 2003 annual report on form 20-F filed with the SEC on April 30th, 2004.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q3 2004 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30th, 2004: US $1.00 equals NIS 4.482. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial statements.

Contacts:

Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	13,104	3,774	2,924	842
Accounts receivable:
Trade	613,491	482,141	136,879	107,573
Other	59,816	56,543	13,346	12,615
Inventories	149,432	102,861	33,341	22,950
Deferred income taxes	186,421	220,000	41,593	49,085

T o t a l current assets	1,022,264	865,319	228,083	193,065

INVESTMENTS AND LONG -TERM
RECEIVABLES:
Accounts receivables - trade	70,512	13,906	15,732	3,103
Funds in respect of employee rights
upon retirement	67,456	58,724	15,050	13,102

	137,968	72,630	30,782	16,205

FIXED ASSETS, net of accumulated
depreciation and amortization	1,829,532	1,694,584	408,195	378,087

LICENSE AND DEFERRED CHARGES,
net of amortization	1,343,312	1,325,948	299,713	295,838

DEFERRED INCOME TAXES	209,746	413,752	46,797	92,314

	4,542,822	4,372,233	1,013,570	975,509

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans		119,853		26,741
Accounts payable and accruals:
Trade	716,361	387,818	159,830	86,528
Other	199,364	252,585	44,481	56,355

T o t a l current liabilities	915,725	760,256	204,311	169,624

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,307,051	1,687,215	291,622	376,442
Notes payable	784,350	766,325	175,000	170,978
Liability for employee rights upon retirement	90,745	76,506	20,247	17,070
Asset retirement obligations	7,192	6,367	1,605	1,421

T o t a l long-term liabilities	2,189,338	2,536,413	488,474	565,911

T o t a l liabilities	3,105,063	3,296,669	692,785	735,535

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2003 and
September 30, 2004 - 235,000,000 shares;
issued and outstanding - December 31, 2003 -
182,695,574 shares and September 30, 2004 -
183,605,638 shares	1,836	1,827	410	408
Less - receivable in respect of shares	(79)	(4,374)	(18)	(976)
Capital surplus	2,318,930	2,303,055	517,387	513,845
Deferred compensation	(630)	(2,509)	(141)	(560)
Accumulated deficit	(882,298)	(1,222,435)	(196,853)	(272,743)

T o t a l shareholders' equity	1,437,759	1,075,564	320,785	239,974

	4,542,822	4,372,233	1,013,570	975,509

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30, 2004	3 month period ended September 30, 2004
	2004	2003	2004	2003
	( U n a u d i t e d )
	In thousands (except per share data)

REVENUES - net:
Services	3,438,005	3,047,994	1,204,141	1,104,885	767,069	268,662
Equipment	383,600	256,795	144,238	91,399	85,587	32,181

	3,821,605	3,304,789	1,348,379	1,196,284	852,656	300,843

COST OF REVENUES:
Services	2,145,588	1,919,033	752,540	678,472	478,712	167,902
Equipment	518,418	410,182	192,077	130,600	115,667	42,855

	2,664,006	2,329,215	944,617	809,072	594,379	210,757

GROSS PROFIT	1,157,599	975,574	403,762	387,212	258,277	90,086
SELLING AND MARKETING
EXPENSES	248,919	242,865	80,691	83,291	55,537	18,003
GENERAL AND ADMINISTRATIVE
EXPENSES	131,628	117,390	47,134	36,937	29,368	10,516

OPERATING PROFIT	777,052	615,319	275,937	266,984	173,372	61,567
FINANCIAL EXPENSES - net	197,081	256,823	44,042	98,409	43,972	9,826

INCOME BEFORE TAXES ON
INCOME	579,971	358,496	231,895	168,575	129,400	51,741
TAXES ON INCOME	239,834		116,992		53,510	26,103

NET INCOME FOR THE PERIOD	340,137	358,496	114,903	168,575	75,890	25,638

EARNINGS PER SHARE ("EPS"):
Basic	1.86	1.97	0.63	0.93	0.41	0.14

Diluted	1.84	1.96	0.62	0.93	0.41	0.14

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	183,275,823	181,758,309	183,538,076	181,864,309	183,275,823	183,538,076

Diluted	184,926,914	183,355,568	184,829,244	182,114,463	184,926,914	184,829,244

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	9 month period ended September 30,		9 month period ended September 30, 2004
	2004	2003
	(Unaudited)		(Unaudited)
	In thousands		In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	340,137	358,496	75,890
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	412,248	398,418	91,977
Amortization of deferred compensation related to employee
stock option grants, net	1,180	3,573	263
Liability for employee rights upon retirement	14,239	10,595	3,177
Accrued interest and exchange and linkage differences on
(erosion of) long-term liabilities	21,235	(55,224)	4,738
Erosion of security deposit		6,682
Deferred income taxes	237,585		53,009
Income tax benefit in respect of exercise of option granted to employees	2,249		502
Capital gain on sale of fixed assets	(391)	(7,529)	(87)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(187,956)	(22,990)	(41,935)
Other	(3,273)	4,768	(731)
Increase (decrease) in accounts payable and accruals:
Trade	231,519	10,231	51,656
Other	(63,168)	444	(14,094)
Decrease (increase) in inventories	(46,571)	12,509	(10,391)
Increase in asset retirement obligations	294		66

Net cash provided by operating activities	959,327	719,973	214,040

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(408,369)	(302,125)	(91,113)
Proceeds from sale of fixed assets	552	11,763	123
Purchase of additional spectrum	(48,850)	(34,977)	(10,899)
Funds in respect of employee rights upon retirement	(8,732)	(11,669)	(1,948)

Net cash used in investing activities	(465,399)	(337,008)	(103,837)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	18,629	537	4,156
Long-term bank loans received		240,000
Repayment of long term bank loans	(503,227)	(622,200)	(112,277)

Net cash used in financing activities	(484,598)	(381,663)	(108,121)

INCREASE IN CASH AND CASH EQUIVALENTS	9,330	1,302	2,082
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,774	1,360	842

CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,104	2,662	2,924

Supplementary information on investing activities not involving cash flows

At September 30, 2004 and 2003, trade payables include NIS 147,484,000 ($ 32,906,000) (unaudited) and NIS 28,932,000 ($ 6,455,000) (unaudited), respectively, in respect of acquisition of fixed assets. These balances are recognized in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels*		Convenience translation into U.S. dollars**
	9 Month Period Ended September 30,		9 Month Period Ended September 30,
	2004	2003	2004
	(Unaudited)
	In thousands
Reconciliation between operating cashflows and EBITDA:
Net cash provided by operating activities	959,327	719,973	214,040

Liability for employee rights upon retirement	(14,239)	(10,595)	(3,177)
Erosion of (Accrued interest and exchange and linkage differences on) long-term liabilities	(21,235)	55,224	(4,738)
Erosion of security deposit	-	(6,682)	-
Increase (decrease) in accounts receivable:
Trade	187,956	22,990	41,936
Other	3,273	(4,768)	730
Decrease (increase) in accounts payable and accruals:
Trade	(231,519)	(10,231)	(51,655)
Other	63,168	(444)	14,094
Increase in inventories	46,571	(12,509)	10,391
Decrease in Assets Retirement Obligation	(294)	-	(66)
Financial Expenses***	190,269	249,863	42,452

EBITDA	1,183,277	1,002,821	264,006

*	The financial statements have been prepared on the basis of historical cost.
**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2004: US $1.00 equals 4.482 NIS.
***	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
	( U n a u d i t e d )
	I n t h o u s a n d s

REVENUES - net	1,196,284	1,162,930	1,218,646	1,254,580	1,348,379
COST OF REVENUES	809,072	807,241	855,666	863,723	944,617

GROSS PROFIT	387,212	355,689	362,980	390,857	403,762
SELLING AND
MARKETING
EXPENSES	83,291	71,143	91,724	76,504	80,691
GENERAL AND
ADMINISTRATIVE
EXPENSES	36,937	44,997	35,941	48,553	47,134

OPERATING PROFIT	266,984	239,549	235,315	265,800	275,937
FINANCIAL
EXPENSES - net	98,409	64,887	87,028	66,011	44,042
LOSS OF IMPAIRMENT
OF INVESTMENT IN
NON-MARKETABLE
SECURITIES		3,530

INCOME BEFORE
TAXES ON INCOME	168,575	171,132	148,287	199,789	231,895
TAX BENEFIT (TAXES
ON INCOME)		633,022	(56,468)	(66,374)	(116,992)

NET INCOME FOR THE
PERIOD	168,575	804,154	91,819	133,415	114,903

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
Summary Operating Data

	SEPTEMBER 30, 2004	SEPTEMBER 30, 2003
Subscribers (in thousands)	2,269	2,032
Estimated share of total Israeli mobile telephone subscribers	32%	30%
Churn rate in quarter	2.6%	3.0%
Average monthly usage in quarter per subscriber (minutes)	291	286
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	176	181
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	2,210 (730)	2,120 (756)
Subscriber acquisition costs in quarter per subscriber (NIS)	277	289
Number of employees (full-time equivalent)	3,107	2,744

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2004
(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2004
(Unaudited)

TABLE OF CONTENTS

Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -
IN NOMINAL NEW ISRAELI SHEKELS (NIS):
Balance Sheets - September 30, 2004 and December 31, 2003	3-4
Statements of Operations - Nine and Three Months Ended September 30, 2004 and 2003	5
Statement of Changes in Shareholders' Equity - Nine Months Ended September 30, 2004	6
Statements of Cash Flows - Nine Months Ended September 30, 2004 and 2003	7
Notes to Financial Statements - September 30, 2004	8-14

The amounts are stated in New Israeli Shekels (NIS) in thousands.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	13,104	3,774	2,924	842
Accounts receivable:
Trade	613,491	482,141	136,879	107,573
Other	59,816	56,543	13,346	12,615
Inventories	149,432	102,861	33,341	22,950
Deferred income taxes	186,421	220,000	41,593	49,085

T o t a l current assets	1,022,264	865,319	228,083	193,065

INVESTMENTS AND LONG -TERM
RECEIVABLES:
Accounts receivables - trade	70,512	13,906	15,732	3,103
Funds in respect of employee rights
upon retirement	67,456	58,724	15,050	13,102

	137,968	72,630	30,782	16,205

FIXED ASSETS, net of accumulated
depreciation and amortization	1,829,532	1,694,584	408,195	378,087

LICENSE AND DEFERRED CHARGES,
net of amortization	1,343,312	1,325,948	299,713	295,838

DEFERRED INCOME TAXES	209,746	413,752	46,797	92,314

	4,542,822	4,372,233	1,013,570	975,509

Date of approval of the financial statements: November 29, 2004.

Amikam Cohen Chief Executive Officer	Alan Gelman Chief Financial Officer

3

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans		119,853		26,741
Accounts payable and accruals:
Trade	716,361	387,818	159,830	86,528
Other	199,364	252,585	44,481	56,355

T o t a l current liabilities	915,725	760,256	204,311	169,624

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,307,051	1,687,215	291,622	376,442
Notes payable	784,350	766,325	175,000	170,978
Liability for employee rights upon retirement	90,745	76,506	20,247	17,070
Asset retirement obligations	7,192	6,367	1,605	1,421

T o t a l long-term liabilities	2,189,338	2,536,413	488,474	565,911

T o t a l liabilities	3,105,063	3,296,669	692,785	735,535

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2003 and
September 30, 2004 - 235,000,000 shares;
issued and outstanding - December 31, 2003 -
182,695,574 shares and September 30, 2004 -
183,605,638 shares	1,836	1,827	410	408
Less - receivable in respect of shares	(79)	(4,374)	(18)	(976)
Capital surplus	2,318,930	2,303,055	517,387	513,845
Deferred compensation	(630)	(2,509)	(141)	(560)
Accumulated deficit	(882,298)	(1,222,435)	(196,853)	(272,743)

T o t a l shareholders' equity	1,437,759	1,075,564	320,785	239,974

	4,542,822	4,372,233	1,013,570	975,509

The accompanying notes are an integral part of these condensed financial statements.

4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars (see note 2b)
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2004	2003	2004	2003	2004	2004
	(U n a u d i t e d)
	In thousands (except per share data)
REVENUES - net:
Services	3,438,005	3,047,994	1,204,141	1,104,885	767,069	268,662
Equipment	383,600	256,795	144,238	91,399	85,587	32,181

	3,821,605	3,304,789	1,348,379	1,196,284	852,656	300,843

COST OF REVENUES:
Services	2,145,588	1,919,033	752,540	678,472	478,712	167,902
Equipment	518,418	410,182	192,077	130,600	115,667	42,855

	2,664,006	2,329,215	944,617	809,072	594,379	210,757

GROSS PROFIT	1,157,599	975,574	403,762	387,212	258,277	90,086
SELLING AND MARKETING
EXPENSES	248,919	242,865	80,691	83,291	55,537	18,003
GENERAL AND ADMINISTRATIVE
EXPENSES	131,628	117,390	47,134	36,937	29,368	10,516

OPERATING PROFIT	777,052	615,319	275,937	266,984	173,372	61,567
FINANCIAL EXPENSES - net	197,081	256,823	44,042	98,409	43,972	9,826

INCOME BEFORE TAXES ON
INCOME	579,971	358,496	231,895	168,575	129,400	51,741
TAXES ON INCOME	239,834		116,992		53,510	26,103

NET INCOME FOR THE PERIOD	340,137	358,496	114,903	168,575	75,890	25,638

EARNINGS PER SHARE ("EPS"):

Basic	1.86	1.97	0.63	0.93	0.41	0.14

Diluted	1.84	1.96	0.62	0.93	0.41	0.14

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	183,275,823	181,758,309	183,538,076	181,864,309	183,275,823	183,538,076

Diluted	184,926,914	183,355,568	184,829,244	182,114,463	184,926,914	184,829,244

The accompanying notes are an integral part of these condensed financial statements.

5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT
OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
	I n t h o u s a n d s

New Israeli shekels (note 2b)
BALANCE AT JANUARY 1, 2004 (audited)	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564
CHANGES DURING THE 9 MONTHS
ENDED SEPTEMBER 30, 2004
(unaudited):
Exercise of options granted to employees	9	4,295	14,325			18,629
Income tax benefit in respect of exercise
of options granted to employees			2,249			2,249
Amortization of deferred compensation
related to employee stock option grants,
net of deferred compensation with
respect to employee stock options
forfeited			(699)	1,879		1,180
Net income					340,137	340,137

BALANCE AT SEPTEMBER 30, 2004
(unaudited)	1,836	(79)	2,318,930	(630)	(882,298)	1,437,759

Convenience translation into U.S. dollars
(note 2b)
BALANCE AT JANUARY 1, 2004 (audited)	408	(976)	513,845	(560)	(272,743)	239,974
CHANGES DURING THE 9 MONTHS
ENDED SEPTEMBER 30, 2004
(unaudited):
Exercise of options granted to employees	2	958	3,196			4,156
Income tax benefit in respect of exercise
of options granted to employees			502			502
Amortization of deferred compensation
related to employee stock option grants,
net of deferred compensation with
respect to employee stock options
forfeited			(156)	419		263
Net income					75,890	75,890

BALANCE AT SEPTEMBER 30, 2004
(unaudited)	410	(18)	517,387	(141)	(196,853)	320,785

The accompanying notes are an integral part of these condensed financial statements.

6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	9 month period ended September 30,		9 month period ended September 30,
	2004	2003	2004
	(Unaudited)		(Unaudited)
	In thousands		In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	340,137	358,496	75,890
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	412,248	398,418	91,977
Amortization of deferred compensation related to employee
stock option grants, net	1,180	3,573	263
Liability for employee rights upon retirement	14,239	10,595	3,177
Accrued interest and exchange and linkage differences on
(erosion of) long-term liabilities	21,235	(55,224)	4,738
Erosion of security deposit		6,682
Deferred income taxes	237,585		53,009
Income tax benefit in respect of exercise of option
granted to employees	2,249		502
Capital gain on sale of fixed assets	(391)	(7,529)	(87)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(187,956)	(22,990)	(41,935)
Other	(3,273)	4,768	(731)
Increase (decrease) in accounts payable and accruals:
Trade	231,519	10,231	51,656
Other	(63,168)	444	(14,094)
Decrease (increase) in inventories	(46,571)	12,509	(10,391)
Increase in asset retirement obligations	294		66

Net cash provided by operating activities	959,327	719,973	214,040

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(408,369)	(302,125)	(91,113)
Proceeds from sale of fixed assets	552	11,763	123
Purchase of additional spectrum	(48,850)	(34,977)	(10,899)
Funds in respect of employee rights upon retirement	(8,732)	(11,669)	(1,948)

Net cash used in investing activities	(465,399)	(337,008)	(103,837)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	18,629	537	4,156
Long-term bank loans received		240,000
Repayment of long term bank loans	(503,227)	(622,200)	(112,277)

Net cash used in financing activities	(484,598)	(381,663)	(108,121)

INCREASE IN CASH AND CASH EQUIVALENTS	9,330	1,302	2,082
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,774	1,360	842

CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,104	2,662	2,924

Supplementary information on investing activities not involving cash flows

At September 30, 2004 and 2003, trade payables include NIS 147,484,000 ($ 32,906,000) (unaudited) and NIS 28,932,000 ($ 6,455,000) (unaudited), respectively, in respect of acquisition of fixed assets. These balances are recognized in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

1.	Nature of operations

Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

On November 18, 2004, the Ministry of Communications announced on regulatory changes as follows:

a)	A reduction in the rate of interconnect from the present NIS 0.45 per minute to a maximum of NIS 0.32, effective on March 1st, 2005, NIS 0.29, effective on March 1st, 2006, NIS 0.26, effective on March 1st, 2007 and a further reduction on March 1st, 2008, to a maximum rate of NIS 0.22.
b)	A reduction in the rate of termination of an SMS from the present rate of NIS 0.285 to a maximum rate of NIS 0.05 effective March 1st, 2005, and a further reduction on March 1st, 2006 to a maximum rate of NIS 0.025.
c)	The rates will be updated on a yearly basis, according to the consumer price index.
d)	Billing units will be changed from 12 seconds to one-second units in the year 2008.
e)	The rate of royalty payments paid by cellular operators will be reduced annually by 0.5%, starting January 1st 2006, to a level of 1%.

With respect to these regulatory changes the company is presently considering steps in order to mitigate their adverse effect. These steps may include, among others, price increases, cost cutting and repackaging of product offerings. Depending on the success of these steps and other factors, such as general market conditions, these regulatory changes may have a negative impact on profitability which could be material.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at September 30, 2004 and for the Nine and three month periods then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted in the United States for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles in the United States, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2004
(Unaudited)

2.     Basis of presentation (continued):

        The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange rate of the U.S. dollar %	Israeli CPI %
Nine months ended September 30, 2004 2003 Three months ended September 30, 2004 2003 Year ended December 31, 2003	2.4 (6.2) (0.3) 3.0 (7.6)	1.2 (1.5) (0.2) (1.0) (1.9)

The Nominal NIS figures at September 30, 2004 and December 31, 2003 and for the Nine and three month periods ended at September 30, 2004 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at September 30, 2004 ($ 1 = NIS 4.482). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

3.     Stock based compensation

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations.

Under APB 25, compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

FAS No. 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method as defined in FAS 123.

No options were granted during the 9 and 3 months period ended September 30, 2004 and 2003.

9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2004
(Unaudited)

3.     Stock based compensation (continued):

In July 2004, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted to employees without consideration. The options will be granted to employees under the provisions of the Capital Gains Tax Track provided for in Section 102 of the Israeli Income Tax Ordinance. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

On November 29, 2004, the Company’s Board of Directors approved the allocation of 4,603,000 of these options to Company’s employees.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are allocated, less 15%.

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation.

					Convenience translation into U.S. dollars
	New Israeli shekels				(see note 2b)
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2004	2003	2004	2003	2004	2004
	( U n a u d i t e d )
	In thousands (except EPS data)
Net income, as reported	340,137	358,496	114,903	168,575	75,890	25,638
Add: stock based employee
compensation expense, included
in reported net income
(2004 - net of income taxes)	767	3,573	363	787	171	81
Deduct: stock based employee
compensation expense
determined under fair
value method for all awards
(2004 - net of income taxes)	(4,334)	(13,776)	(1,909)	(6,339)	(967)	(427)

Pro-forma net income	336,570	348,293	113,357	163,023	75,094	25,292

EPS:
Basic - as reported	1.86	1.97	0.63	0.93	0.41	0.14

Basic - pro forma	1.84	1.92	0.62	0.90	0.41	0.14

Diluted - as reported	1.84	1.96	0.62	0.93	0.41	0.14

Diluted - pro-forma	1.82	1.90	0.61	0.90	0.41	0.14

10

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2004
(Unaudited)

4.     Recent accounting pronouncements:

FAS 132 (revised 2003)

In December 2003, the FASB issued FAS No. 132 (revised 2003), “Employers’Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”) “. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions were effective for 2003 calendar year-end financial statements and accordingly have been applied by the Company in the 2003 annual consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

5.     Contingencies:

a)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, the special status required under Israeli law for consumer organizations to file class action claims, on December 31, 2001.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and a proposed amended motion and claim. The motion to amend was granted. The Company submitted its response.

On November 24, 2004, the court decided to strike the motion to recognize the claim as a class action.

b)	On July 8, 2001, a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

Following negotiations the Company has provided an amount it believes will settle this claim.

11

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2004
(Unaudited)

5.     Contingent liabilities (continued):

c)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regard to a preliminary motion to dismiss the claim, which was submitted by the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

d)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

e)	On September 14, 2004, a claim was filed against the Company, together with a motion to recognize this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS 173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. The company has not yet filed a response. At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

12

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2004
(Unaudited)

5.     Contingent liabilities (continued):

f)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

g)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

h)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On January 6, 2004, the Supreme Court – within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using the Company’s network for calls from fixed lines to mobile lines – ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

On August 9, 2004, the appeal was erased due to lack of jurisdiction. As a result of the erasing of the appeal the Company has recognized as financial income an amount in dispute of NIS 19.5 million, which after tax resulted in an increase of the Company’s net income of NIS 12.5 million.

13

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2004
(Unaudited)

6.	On June 29, 2004, the Israeli Parliament passed the Income Tax Ordinance Amendment (No. 140 and Ad Hoc Provision) Law, 2004 (hereafter – the Amendment), which provides for the gradual reduction – commencing from January 1, 2004 – in the rate of corporate tax from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The Amendment was signed at the beginning of July 2004 by the officials authorized by the State of Israel to approve it, and was published in the Official Gazette of the Government of Israel on July 11, 2004.

In accordance with FAS 109 (“Accounting for income taxes”) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law at balance sheet date. Since, as at June 30, 2004, the Amendment had not yet been “enacted”, as defined in FAS 109, the measurement of the current and deferred taxes for the three months and six months ended June 30, 2004 was made without taking the aforementioned Amendment into consideration.

The effect of the Amendment is included in the financial statements for the period of the nine and three months ended September 30, 2004, resulting in an increase in the Company’s income tax expenses (current and deferred) for those periods by NIS 34.5 million.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: November 29, 2004